FILED BY ABIGAIL ADAMS NATIONAL BANCORP, INC. PURSUANT TO
                                       RULE 425 UNDER THE SECURITIES ACT OF 1933

                           SUBJECT COMPANY: ABIGAIL ADAMS NATIONAL BANCORP, INC.
                                                   COMMISSION FILE NO. 000-10971



FOR IMMEDIATE RELEASE
Date:         February 10, 2005
Contacts:     Jeanne D. Hubbard
              304.525.1600

              Kathleen Walsh Carr
              202.772.3711

              Kim D. Saunders
              804-771-5231


       Abigail Adams National Bancorp, Inc. Announces the Acquisition of
                    Consolidated Bank & Trust, Richmond, VA


Washington, D.C. - Jeanne Delaney Hubbard, Chairwoman of Abigail Adams National Bancorp, Inc. (Nasdaq: AANB), the parent company of The Adams National Bank, today announced the execution of a definitive agreement and plan of merger with The Consolidated Bank & Trust Company of Richmond, Virginia. Consolidated, with total assets of approximately $70 million and deposits of $66 million, was founded in 1903 and is the oldest continuously operated African - American owned bank in the U.S. and one of the first U.S. banks headed by a woman, Maggie Lena Walker. Consolidated operates two branches in Richmond and one in Hampton, Virginia. The Adams National Bank, a federally chartered minority bank owned and managed by women, operates six offices in Washington, D.C. and one in Silver Spring, Maryland.

The acquisition, which is subject to regulatory approval and the approval of Consolidated's shareholders, is expected to be final sometime in the second quarter of 2005. Consolidated shareholders will receive .534 shares of Abigail Adams stock for each Consolidated share, subject to adjustment under certain circumstances as described in the agreement. The aggregate merger consideration is approximately 139,100 shares of Abigail Adams National Bancorp, Inc.'s common stock. The transaction is valued at approximately $2.5 million.

"We are very excited that we were able to come to this agreement with Consolidated. We are looking forward to continuing the vision and commitment to the community embraced by Maggie Lena Walker when she founded the St. Luke Penny Savings Bank against enormous obstacles in 1903," Hubbard said. "To combine this legacy with Adams's focus on serving minorities, small businesses and not-for-profit organizations is a rare opportunity, allowing us not only to make a strong strategic acquisition for our shareholders in expanding our footprint, but also a significant social statement by maintaining the heritage and expanding the focus of Consolidated."

Dr. Walton M. Belle, Chairman of The Consolidated Bank & Trust Company, stated, "We believe that The Adams National Bank understands and shares the vision that inspired Maggie Lena Walker to establish The Consolidated Bank more than one hundred years ago. We are confident that the proposed transaction will be good for our shareholders, our customers, and our employees, and that it will give us the financial strength to continue to serve our Richmond and Hampton constituents for another hundred years."

Kim D. Saunders, Consolidated's current President & CEO, will continue in that capacity after the merger. "Since joining the Bank in December 2003, Kim has done an excellent job in leading and stabilizing Consolidated. With the additional resources Abigail Adams will provide, she will have the opportunity to continue to restore Consolidated to a healthy and growing institution once again," said Hubbard. "Both Consolidated and Adams offer a full line of banking services in their respective communities, including business loans and commercial real estate mortgages as well as deposit services, and we are both looking forward to the opportunity to expand these products and services in the future."

Baxter Fentriss & Company, an Investment and Merchant Banking firm in Richmond, Virginia acted as financial advisor to Abigail Adams National Bancorp, Inc. Ewing Bemiss & Co. advised The Consolidated Bank & Trust.

Certain Statements contained in this news release, including without limitation statements including the word "believes," "anticipates," "intends," "expects" or words of similar import, constitute "forward-looking statements" within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Abigail Adams to be materially different from any future results, performance or achievements of Abigail Adams expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions, changes in business strategy or development plans and other factors referenced in this press release. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Abigail Adams disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.


SOURCE:  The Adams National Bank